Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com
Group Secretariat

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

23rd June 2006

[redacted]

06015059

SUPPL

RECEIVED
2006 JUL 10 P 4: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transaction

Following confirmation from the share custodian of the additional number of JMH shares allotted to the Director pursuant to the JMH scrip dividend scheme, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transaction in JMH in accordance with the requirements under the disclosure rules of the UK Listing Authority:-

Name of Director	Nature of Transaction	Date of Transaction	No. of shares acquired	Price Per Share
E P K Weatherall	Scrip Dividend	21/06/2006	60,215	US$18.58

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JUL 13 2006
THOMSON
FINANCIAL